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WM

William >

Hey family - We started our Community Funding round to give our users and clients a chance to invest in PeduL before we start scaling in 2024. The campaign just launched but I thought it would be good to reach out to friends and family and make sure they had the opportunity. Obviously we recently partnered with the NJ Devils (NHL), did some deals with the Yankees & Prudential Financial, and now that we've built our foundation, it's time to scale into a household name.

Please do not feel compelled by any means! This is our first and last time letting the public purchase shares of the company so I felt like if I didn't share it with the people genuinely in my network it would be pretty messed up lol.

If you have any questions at all whatsoever feel free to let me know and we can hop on a call and walk through it, or if you just know someone that you think would be interested in investing in this, let me know.

Adding our info document and the link where you can actually invest.

Some additional perks below.

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